                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                (AMENDMENT NO. 8)

                           ABM INDUSTRIES INCORPORATED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    000957100
        ----------------------------------------------------------------
                                 (CUSIP Number)

             BARRY E. FINK, ESQ., CHRISTENSEN, MILLER, FINK, JACOBS,
                          GLASER, WEIL & SHAPIRO, LLP
           2121 AVENUE OF THE STARS, 18TH FLOOR, LOS ANGELES, CA 90067
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                DECEMBER 31, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 2 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      THE SYDNEY J. ROSENBERG TRUSTS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,243,824
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,243,824
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,634,602 SHARES (INCLUDING 2,390,778 SHARES BENEFICIALLY OWNED BY THE THEODORE ROSENBERG TRUST). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 3 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      THE THEODORE ROSENBERG TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,390,778
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,390,778
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,634,602 SHARES (INCLUDING 2,243,824 SHARES BENEFICIALLY OWNED BY THE SYDNEY J. ROSENBERG TRUST). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 4 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      BANK OF AMERICA, N.A.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          NONE
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,352,660
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            NONE
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,352,660
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,743,438 SHARES (INCLUDING 2,390,778 SHARES BENEFICIALLY OWNED BY THE THEODORE ROSENBERG TRUST). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.5%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      BK
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 5 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      MARTINN H. MANDLES
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      PF/00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          213,827
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          2,269,360
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            213,827
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          2,269,360
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,873,965 SHARES (INCLUDING 2,390,778 SHARES BENEFICIALLY OWNED BY THE THEODORE ROSENBERG TRUST). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 6 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      S. BRAD ROSENBERG
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          5,458
                      ----------------------------------------------------------
                      8   SHARED VOTING POWER
 NUMBER OF                2,276,524 (INCLUDES 2,243,824 SHARES BENEFICIALLY
   SHARES                 OWNED BY THE SYDNEY J. ROSENBERG TRUSTS AND 32,700
BENEFICIALLY              SHARES BENEFICIALLY OWNED BY THE JACLYN AND
 OWNED BY                 SYDNEY J. ROSENBERG CHARITABLE FOUNDATION)
   EACH               ----------------------------------------------------------
 REPORTING            9   SOLE DISPOSITIVE POWER
  PERSON                  5,458
   WITH               ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          2,276,524 (INCLUDES 2,243,824 SHARES BENEFICIALLY
                          OWNED BY THE SYDNEY J. ROSENBERG TRUSTS AND 32,700
                          SHARES  BENEFICIALLY  OWNED BY THE JACLYN AND
                          SYDNEY J. ROSENBERG CHARITABLE FOUNDATION)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,672,760 SHARES (INCLUDING 2,390,778 SHARES BENEFICIALLY OWNED BY THE THEODORE ROSENBERG TRUST). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 000957100                SCHEDULE 13D               PAGE 7 OF 22 PAGES
-------------------                                           ------------------


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      THEODORE ROSENBERG
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*

      PF/00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          2,421,570
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          NONE
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            2,421,570
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          NONE
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,665,394 SHARES (INCLUDING 2,243,824 SHARES BENEFICIALLY OWNED BY THE SYDNEY J. ROSENBERG TRUSTS AND ITS TRUSTEES). SEE ITEM 5.
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 8 OF 22 PAGES



This Amendment No. 8 amends and supplements the report on Schedule 13D, dated January 20, 1988, of Sydney J. Rosenberg and Theodore Rosenberg, as amended and supplemented by Amendments No. 1 through No. 7 thereto (collectively, the "Schedule 13"). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of ABM Industries Incorporated, a Delaware corporation (the "Company"), which has its principal executive offices at 160 Pacific Avenue, Suite 222, San Francisco, California 94111.

ITEM 2. IDENTITY AND BACKGROUND

         This Schedule 13D is being filed by The Sydney J. Rosenberg Trust and the subtrusts thereof (collectively referred to herein as "The Sydney J. Rosenberg Trusts"), The Theodore Rosenberg Trust, Bank of America, N.A. (the "Bank"), Martinn H. Mandles, S. Brad Rosenberg and Theodore Rosenberg (collectively, the "Reporting Persons").

         The Sydney J. Rosenberg Trusts are irrevocable trusts formed by the late Sydney J. Rosenberg, of which the Bank, Martinn H. Mandles and S. Brad Rosenberg are the only co-trustees and of which there are several beneficiaries (including S. Brad Rosenberg). The Theodore Rosenberg Trust is a revocable trust formed by Theodore Rosenberg, of which Theodore Rosenberg is the only trustee and the sole beneficiary. Both trusts are further described in Item 6. Sydney J. Rosenberg, now deceased, was the brother of Theodore Rosenberg.

         The state of organization, address of principal office and principal business of The Sydney J. Rosenberg Trusts, The Theodore Rosenberg Trust and the Bank, and, for each other Reporting Person, his citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

         During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Sydney J. Rosenberg Trusts and Their Co-Trustees

         The shares of Common Stock beneficially owned directly by The Sydney J. Rosenberg Trusts (which shares also are beneficially owned by the Bank, Martinn
H. Mandles and S. Brad

                                                              PAGE 9 OF 22 PAGES



Rosenberg solely as a result of their status as co-trustees thereof) were acquired by The Sydney J. Rosenberg Trusts by a grant made to The Sydney J. Rosenberg Trusts by Sydney J. Rosenberg.

         The shares of Common Stock beneficially owned by Martinn H. Mandles in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a co-trustee of The Sydney J. Rosenberg Trusts and The Leo L. Schaumer Trusts, were acquired by Martinn H. Mandles by the exercise of Company stock options, by purchases under the Company's Employee Stock Purchase Plan and in open market purchases, all through the use of personal funds.

         The shares of Common Stock beneficially owned by S. Brad Rosenberg in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a co-trustee of The Sydney J. Rosenberg Trusts and a director of the Jaclyn and Sydney J. Rosenberg Charitable Foundation, were acquired by S. Brad Rosenberg as a gift from his father, Sydney
J. Rosenberg.

The Theodore Rosenberg Trust and Theodore Rosenberg

         The shares of Common Stock beneficially owned directly by The Theodore Rosenberg Trust (which shares also are beneficially owned by Theodore Rosenberg as the sole trustee thereof) were acquired by The Theodore Rosenberg Trust by a grant made to The Theodore Rosenberg Trust by Theodore Rosenberg.

Other


Martinn H. Mandles and the Bank acquired beneficial ownership of the shares of Common Stock of The Leo L. Schaumer Trusts solely as a result of their status as co-trustees of such trusts.

ITEM 4. PURPOSE OF TRANSACTION

         Each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust may be deemed to be a "control person" of the Company within the meaning of the General Rules and Regulations adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The shares of Common Stock beneficially owned by Martinn H. Mandles in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a co-trustee of The Sydney J. Rosenberg Trusts and The Leo L. Schaumer Trusts, were acquired by him for general investment purposes.

         The shares of Common Stock beneficially owned by S. Brad Rosenberg in his individual capacity, as distinguished from his indirect beneficial ownership as a result of his status as a co-trustee of The Sydney J. Rosenberg Trusts and a director of the Jaclyn and Sydney J. Rosenberg Charitable Foundation, were acquired by him for general investment purposes.

         The Reporting Persons may individually or together may make additional purchases of Common Stock in the open market or through privately negotiated transactions or (in the case of Martinn H. Mandles) by exercise of Company stock options or pursuant to the Company's other stock based plans, in each case based upon the Reporting Persons' evaluation of the Company's

                                                             PAGE 10 OF 22 PAGES



business, prospects and financial condition, the market for the Common Stock, other business and investment opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the likelihood that a third party may seek to obtain control of the Company and the terms of any transaction relating thereto, and other future developments. Each of the Reporting Persons also may decide to sell all or part of their investment in the Common Stock, based upon their evaluation of the foregoing factors and, in the case of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust, subject to the restrictions on the disposition of Common Stock set forth in the respective trust agreements (as described in Item 6).

         Other than as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions or events set forth in clauses (a) through (j) of Item 4 of
Schedule 13D as set forth in Rule 13d-101 of the rules and regulations of the Securities and Exchange Commission promulgated under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in this Item 5) the number and percentages of the outstanding shares of Common Stock set forth in Exhibit 2 hereto, and such information hereby is incorporated herein by reference. In addition, each of the Reporting Persons may be deemed to beneficially own certain shares of Common Stock as described in the next paragraph.

         By virtue of the Agreement Regarding Trusts (as defined and described in Item 6), and the provisions included in the trust agreements for The Sydney
J. Rosenberg Trusts and The Theodore Rosenberg Trust pursuant to the Agreement Regarding Trusts, each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust (and each co-trustee or trustee, as applicable, thereof) may constitute a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Further, by virtue of the fact that under certain circumstances they may act in concert with respect to the shares of Common Stock held by The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust, each of The Sydney
J. Rosenberg Trusts and The Theodore Rosenberg Trust (and each co-trustee or trustee, as applicable, thereof) also may constitute a member of such a "group." Therefore, each of such trusts (and each such co-trustee or trustee) may be deemed to beneficially own, in addition to the shares of Common Stock otherwise beneficially owned directly or indirectly by such Reporting Person, the shares of Common Stock owned directly by the other of such trusts. Subject to the foregoing, each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust (and each co-trustee or trustee, as applicable, thereof) disclaim beneficial ownership of the shares of Common Stock held by the other of such trusts.

         After giving effect to the deemed beneficial ownership of additional shares of Common Stock as described in the preceding paragraph, each Reporting Person would be deemed to beneficially own the number and percentage of shares of Common Stock set forth in Row 11 and 13, respectively, of the cover page to this Schedule 13D applicable to such Reporting Person, which information hereby is incorporated herein by reference.

                                                             PAGE 11 OF 22 PAGES



         Except to the extent of their shared voting and dispositive power as co-trustees thereof, each of the Bank and Martinn H. Mandles disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Sydney J. Rosenberg Trusts.

         Except to the extent of their shared voting and dispositive power as co-trustees thereof, each of the Bank and Martinn H. Mandles disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by The Leo L. Schaumer Trusts.

         Theodore Rosenberg disclaims beneficial ownership of the shares of Common Stock beneficially owned directly by the family charitable foundation of which Theodore Rosenberg is a director.

         Except to the extent of his shared voting power and dispositive power as a co-trustee of The Sydney J. Rosenberg Trusts and a director of the Jaclyn and Sydney J. Rosenberg Charitable Foundation, S. Brad Rosenberg disclaims beneficial ownership of 1,579,852 shares of Common Stock beneficially owned directly by The Sydney J. Rosenberg Trusts and the 32,700 shares of Common Stock beneficially owned directly by the Jaclyn and Sydney J. Rosenberg Charitable Foundation, respectfully.

         (b) The number of shares of Common Stock as to which the Reporting Persons have sole or shared voting and dispositive power is set forth in Exhibit 2 hereto, and such information hereby is incorporated herein by reference.

         Each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust (and each co-trustee or trustee, as applicable, thereof) does not (i) have the sole power to vote or to direct the vote, (ii) share power to vote or direct the vote, (iii) have the sole power to dispose or direct the disposition of or (iv) (except as provided by the Agreement Regarding Trusts and the provisions included in the trust agreements for The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust pursuant to the Agreement Regarding Trusts, as described in Item 6) share the power to dispose or direct the disposition of the shares of Common Stock beneficially owned directly by the other of such trusts.

         The Bank, Martinn H. Mandles and S. Brad Rosenberg, as the only co-trustees of The Sydney J. Rosenberg Trusts, share voting and dispositive power over the shares of Common Stock beneficially owned directly by The Sydney
J. Rosenberg Trusts. The Bank and Martinn H. Mandles, as the only co-trustees of The Leo L. Schaumer Trusts (as described in Item 6 and in note (2) to the Beneficial Ownership Table in Exhibit 2 hereto), share voting and dispositive power over the shares of Common Stock beneficially owned directly by The Leo L. Schaumer Trusts. Theodore Rosenberg, as the only trustee of The Theodore Rosenberg Trust, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by The Theodore Rosenberg Trust. Theodore Rosenberg, as a director of the family charitable foundation described in note
(5) to the Beneficial Ownership Table in Exhibit 2 hereto, shares voting and dispositive power over the shares of Common Stock beneficially owned directly by such charitable foundation. S. Brad Rosenberg, as a director of the Jaclyn and Sydney J. Rosenberg Charitable Foundation, shares voting and dispositive power over the shares of Common Stock beneficially owned by such charitable foundation.

                                                             PAGE 12 OF 22 PAGES



         The applicable information required by Item 2 with respect to each other person described in this Item 5 with whom voting or dispositive power is shared, is disclosed in Item 2 and in Exhibit 1 hereto, and such information hereby is incorporated herein by reference.

         (c) None of the Reporting Persons has engaged in any transactions in the Common Stock during the past sixty days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Sydney J. Rosenberg Trusts, The Theodore Rosenberg Trust and The Leo L. Schaumer Trusts were established during the lifetime of the trustors for estate planning and succession purposes. In the case of each of the trusts, the trustor was the sole trustee and the trust was revocable until the death or incapacity of the trustor. Upon the death of Sydney J. Rosenberg on November 1, 1998, the Bank, Martinn H. Mandles and S. Brad Rosenberg became the successor co-trustees of The Sydney J. Rosenberg Trusts and such trusts became irrevocable. Upon the death of Leo L. Schaumer on August 30, 1990, the Bank and Martinn H. Mandles became the successor co-trustees of The Leo L. Schaumer Trusts and such trusts became irrevocable. Theodore Rosenberg is the sole trustee of The Theodore Rosenberg Trust.

         Sydney J. Rosenberg, Theodore Rosenberg, The Sydney J. Rosenberg Trust and The Theodore Rosenberg Trust entered into an "Agreement to Adopt and Retain Certain Provisions in the Living Trusts of the Parties" (the "Agreement Regarding Trusts"), dated as of July 24, 1996, which agreement is attached hereto as Exhibit 4. Pursuant to the Agreement Regarding Trusts, the parties thereto agreed, among other things, (i) to amend the trust agreement for The Sydney J. Rosenberg Trust to include a provision that, with respect to the shares of Common Stock held by such trust, the trustor thereunder urges the trustees of that trust and successor trusts to act in concert with Theodore Rosenberg, The Theodore Rosenberg Trust, and their respective successors, trustees and beneficiaries, (ii) to amend the trust agreement for The Theodore Rosenberg Trust to include a provision that, with respect to the shares of Common Stock held by such trust, the trustor thereunder urges the trustees of that trust and successor trusts to act in

                                                             PAGE 13 OF 22 PAGES



concert with Sydney J. Rosenberg, The Sydney J. Rosenberg Trust, and their respective successors, trustees and beneficiaries and (iii) to amend the trust agreements for both trusts to include a provision that no shares of Common Stock held in such trusts and successor trusts may be sold or transferred to anyone or distributed to any beneficiary of such trusts until January 1, 2006, provided, however, that such shares may be sold or exchanged prior to such time in conjunction with (a) the sale or exchange of all or substantially all of the Common Stock owned by the other trust and/or its trustor or (b) the sale or exchange of all or substantially all of the stock of the legal successors to the other trust and/or its trustor after the death of its trustor. The restrictions on transfer described in clause (iii) above may also under certain circumstances apply to the proceeds from any sale or exchange of Common Stock by the trusts. The trust agreements for The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trust have been amended to include the provisions required pursuant to the Agreement Regarding Trusts. These provisions became irrevocable upon Sydney
J. Rosenberg's death on November 1, 1998.

         Other than as described above in this Item 6, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the Company's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 --   Reporting Persons.

         Exhibit 2 --   Beneficial Ownership Table.

         Exhibit 3 --   Joint Filing Agreement.

         Exhibit 4 --   Agreement to Adopt and Retain Certain Provisions in the
                        Living Trusts of the Parties among Sydney J. Rosenberg,
                        Theodore Rosenberg, The Sydney J. Rosenberg Trust and
                        The Theodore Rosenberg Trust.

                                                             PAGE 14 OF 22 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 9, 2001



                                       THE SYDNEY J. ROSENBERG TRUSTS


                                       By:  /s/ Martinn H. Mandles
                                            ------------------------------------
                                            Name: Martinn H. Mandles
                                            Title: Co-Trustee


                                       By:  /s/ S. Brad Rosenberg
                                            ------------------------------------
                                            Name: S. Brad Rosenberg
                                            Title: Co-Trustee


                                       By:  Bank of America, N.A., as Co-Trustee


                                            By:  /s/ Joseph T. Gubbrud
                                                 -------------------------------
                                                 Name:  Joseph T. Gubbrud
                                                 Title: Vice-President


                                       THE THEODORE ROSENBERG TRUST


                                       By:  /s/ Theodore Rosenberg
                                            ------------------------------------
                                            Name: Theodore Rosenberg
                                            Title: Trustee

                                       /s/ Martinn H. Mandles
                                       -----------------------------------------
                                       Name: Martinn H. Mandles


                                       /s/ S. Brad Rosenberg
                                       -----------------------------------------
                                       Name: S. Brad Rosenberg

                                                             PAGE 15 OF 22 PAGES



                                       /s/ Theodore Rosenberg
                                       -----------------------------------------
                                       Name: Theodore Rosenberg


                                       Bank of America, N.A.


                                       By:  /s/ Joseph T. Gubbrud
                                            ------------------------------------
                                            Name: Joseph T. Gubbrud
                                            Title: Vice-President

                                                             PAGE 16 OF 22 PAGES



                                  EXHIBIT INDEX

Exhibit Number        Description
--------------        -----------
     1                Reporting Persons.
     2                Beneficial Ownership Table.
     3                Joint Filing Agreement.
     4                Agreement to Adopt and Retain Certain Provisions in the
                      Living Trusts of the Parties among Sydney J. Rosenberg,
                      Theodore Rosenberg, The Sydney J. Rosenberg Trust and
                      The Theodore Rosenberg Trust.

                                                             PAGE 17 OF 22 PAGES



                                    EXHIBIT 1

                                REPORTING PERSONS

         Set forth below are the address of principal office and the principal business of The Sydney J. Rosenberg Trusts, The Theodore Rosenberg Trust and Bank of America, N.A. (the "Bank") and, with respect to each other Reporting Person, his name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted. The state of organization of each of The Sydney J. Rosenberg Trusts and The Theodore Rosenberg Trusts is California. The Bank is a national banking corporation organized under the laws of the United States. Each Reporting Person who is an individual is a United States citizen.


Name and Address                             Principal Business
----------------                             ------------------
The Sydney J. Rosenberg Trusts               Management and distribution of trust
c/o Bank of America, N.A.                    assets
Trust Department
2049 Century Park East,
Suite 200
Los Angeles, CA  90067-3104
Attn:  Joe Gubbrud, Esq.

The Theodore Rosenberg Trust                 Management and distribution of trust
c/o The Rosenberg Co., Suite 202             assets
295 89th Street
Daly City, CA  94015

Bank of America, N.A.                        Commercial banking
Corporate Center
100 N. Tryon Street
Charlotte, N.C.  28255-0001

                                             Principal Occupation or
                                             Employment and Name of                    Principal Business and Address of
Name and Address                             Employer Organization                     Employer Organization
----------------                             ---------------------                     ---------------------------------
Martinn H. Mandles                           Chairman of the Board &                   ABM Industries Incorporated
ABM Industries Incorporated                  Chief Administrative Officer              160 Pacific Avenue, Suite 222
North Tower, Suite 3160                      of ABM Industries Incorporated            San Francisco, California 94111
2029 Century Park East                                                                 (air conditioning, elevator,
Los Angeles, CA  90067                                                                 engineering, janitorial, lighting,
                                                                                       parking and security services contractor)

                                                             PAGE 18 OF 22 PAGES



                                             private investor                          N.A.
S. Brad Rosenberg
1221 Roberto Lane
Los Angeles, CA  90077

Theodore Rosenberg                           Vice-Chairman of the Executive            ABM Industries Incorporated
c/o The Rosenberg Co., Suite 202             Committee of the Board of Directors of    160 Pacific Avenue, Suite 222
295 89th Street                              ABM Industries Incorporated               San Francisco, California 94111
Daly City, CA  94015                                                                   (air conditioning, elevator,
                                                                                       engineering, janitorial, lighting,
                                                                                       parking and security services contractor)

                                                             PAGE 19 OF 22 PAGES



                                    EXHIBIT 2

                           BENEFICIAL OWNERSHIP TABLE

         The Reporting Persons beneficially own (subject to the disclaimers of beneficial ownership set forth in Item 5 of this Schedule 13D) the number and percentages of the outstanding shares of Common Stock shown below. In addition, each of the Reporting Persons may be deemed to beneficially own certain shares of Common Stock as described in the second paragraph of Item 5 of this Schedule 13D.

                              Shares with Sole         Shares with Shared
                              Voting and Dispositive   Voting and Dispositive   Total Number             Percentage of
Name                          Power                    Power                    of Shares                Class (1)
----                          ----------------------   ----------------------   ------------             -------------
The Sydney J. Rosenberg       None                     2,243,824                2,243,824                9.7%
Trusts
The Theodore Rosenberg Trust  None                     2,390,778(2)             2,390,778                10.3%
Bank of America, N.A.         None                     2,352,660                2,352,660                10.2%
Martinn H. Mandles            213,827                  2,269,360(3)             2,483,187                10.7%
S. Brad Rosenberg             5,458                    2,276,524(4)             2,281,982                9.9%
Theodore Rosenberg            2,421,570(5)             None                     2,421,570                10.4%



(1) Based on 23,161,566 shares of Common Stock outstanding on December 31, 2000, except that the percentage of shares of Common Stock held by Martinn
     H. Mandles and Theodore Rosenberg are based on the 23,161,566 shares of Common Stock outstanding on December 31, 2000 plus the number of shares of Common Stock subject to outstanding stock options held by such persons that were exercisable on or within 60 days after such date.

(2) Includes 21,000 shares of Common Stock subject to outstanding stock options held by Theodore Rosenberg that were exercisable on or within 60 days after December 31, 2000.

(3) Includes 2,243,824 shares of Common Stock held by The Sydney J. Rosenberg Trusts. Also includes 25,536 shares of Common Stock held by The Leo L. Schaumer Trusts. Also includes 130,000 shares of Common Stock subject to outstanding stock options held by Martinn H. Mandles that were exercisable on or within 60 days after December 31, 2000.

                                                             PAGE 20 OF 22 PAGES



(4) Includes 2,243,824 shares of Common Stock held by The Sydney J. Rosenberg Trusts. Also includes 32,700 shares of Common Stock held by the Jaclyn and Sydney J. Rosenberg Charitable Foundation.

(5) Includes 2,390,778 shares of Common Stock held by The Theodore Rosenberg Trust, which includes 21,000 shares of Common Stock subject to outstanding stock options held by Theodore Rosenberg that were exercisable on or within 60 days after December 31, 2000. Also includes 30,792 shares of Common Stock held by a family charitable foundation, of which Theodore Rosenberg is a director.

                                                             PAGE 21 OF 22 PAGES



                                    EXHIBIT 3

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D (and any amendment thereto filed by them) with respect to the shares of Common Stock, $.01 par value per share, of ABM Industries Incorporated.

Dated:  February 9, 2001

                                       THE SYDNEY J. ROSENBERG TRUSTS


                                       By:  /s/ Martinn H. Mandles
                                            ------------------------------------
                                            Name: Martinn H. Mandles
                                            Title: Co-Trustee


                                       By:  /s/ S. Brad Rosenberg
                                            ------------------------------------
                                            Name: S. Brad Rosenberg
                                            Title: Co-Trustee


                                       By:  Bank of America, N.A., as Co-Trustee


                                            By:   /s/ Joseph T. Gubbrud
                                                  ------------------------------
                                                  Name: Joseph T. Gubbrud
                                                  Title: Vice-President


                                       THE THEODORE ROSENBERG TRUST


                                       By:  /s/ Theodore Rosenberg
                                            ------------------------------------
                                            Name: Theodore Rosenberg
                                            Title: Trustee


                                       /s/ Martinn H. Mandles
                                       -----------------------------------------
                                       Name: Martinn H. Mandles


                                       /s/ S. Brad Rosenberg
                                       -----------------------------------------
                                       Name: S. Brad Rosenberg

                                                             PAGE 22 OF 22 PAGES



                                       /s/ Theodore Rosenberg
                                       -----------------------------------------
                                       Name: Theodore Rosenberg

                                       Bank of America, N.A.


                                       By:  /s/ Joseph T. Gubbrud
                                            ------------------------------------
                                            Name: Joseph T. Gubbrud
                                            Title: Vice President